(a) title to, property in and ownership of the Leased Equipment shall remain with the Lessor and the Leased Equipment shall remain personal or movable property without regard to whether any of it shall be or become affixed or attached in any manner to the lands and/or premises in which it may be contained; and

(b) the Lessee shall have no right of property therein except the right to use the Leased Equipment which right shall be exercised by the Lessee or competent employees of the Lessee.

Upon the exercise by the Lessee of its option to purchase the Leased Equipment in accordance with section 4 or upon the deemed exercise of such option pursuant to section 5 hereof, title to, property in and ownership of the Leased Equipment shall automatically be transferred to the Lessee.

9. Identification of Leased Equipment: The Lessor is hereby authorized to identify as its property the Leased Equipment as and in such manner as, in its sole discretion, it, from time to time, deems necessary or advisable and the Lessee shall not alter, deface, remove or interfere with such identification on the Leased Equipment at any time during the term hereof.

10. No Liens: The Lessee shall not without the prior written consent of the Lessor, suffer, permit or cause the Leased Equipment or any part thereof in any way to be sold, assigned, leased or sub-leased or made subject to any lien, pledge, hypothec, mortgage or charge or other form of encumbrance in whole or in part of the property in or title of the Lessor to the Leased Equipment to be affected.

11. Compliance with Laws: The Lessee shall comply with and conform to all laws, by-laws, ordinances, regulations and other legal requirements, present or future, relating in any way to the ownership, possession, use, operation and maintenance of the Leased Equipment throughout the term of this agreement and to the full exoneration from liability of the Lessor.

12. Taxes: The Lessee shall pay all taxes, including but not restricted to sales and use taxes, fees, assessments and charges (municipal, provincial or federal) which may be levied or assessed directly or indirectly against or on account of the Leased Equipment or use thereof. In default of such payment by the Lessee, the Lessor may pay such taxes, fees, assessments or charges and in which event such payment shall constitute so much additional rent.

13. Maintenance of Equipment: The Lessee shall at all times keep the Leased Equipment in good and efficient working condition and order and shall protect, preserve and maintain the Leased Equipment in the same condition as delivered to it by the Lessee, reasonable wear and tear excepted. The Lessee shall be responsible for the cost of all repairs to the Leased Equipment. The Lessee shall not, without the prior written consent of the Lessor make any alterations, additions or improvements to the Leased Equipment. All such alterations, additions or improvements so made in accordance with this agreement shall belong to and remain the property of the Lessor.

14. Use and Operation: The Lessee shall not suffer or permit other than normal use and operation of the Leased Equipment and shall be responsible for the cost of operation. The

Lessee shall cause the Leased Equipment to be maintained and operated properly and by competent personnel.

15. Risk of Loss: The Lessee assumes the entire risk of loss or damage to the Leased Equipment from any cause whatsoever and no loss or damage to the Leased Equipment shall affect or impair the obligations of the Lessee hereunder which shall continue in full force and effect.

16. Warranties: The Lessee hereby acknowledges that it has had an opportunity to inspect, examine and test to its satisfaction the Leased Equipment and the Lessee is satisfied that the Leased Equipment is suitable for its purposes and the Lessor makes no representation or warranty with respect to the suitability or durability of the Leased Equipment for the purposes of the use of the Lessee or any other representation or warranty expressed or implied with respect thereto. The Leased Equipment shall be conclusively deemed to have been delivered to the Lessee in good and efficient working order and repair and the Lessee shall be deemed to have accepted delivery thereof after due inspection on the date of delivery, except to the extent that the Lessee notifies the Lessor in writing of defects in the Leased Equipment within one week after its delivery.

17. Indemnity: The Lessee hereby acknowledges that the Lessor shall not be responsible for the quality or performance of the Leased Equipment or for the performance or fulfillment of any warranty, guarantee or similar obligation of the supplier or manufacturer of the Leased Equipment. The Lessee shall indemnify and hold the hold the Lessor harmless from and against any and all claims, actions, suits proceedings, damages, liabilities, costs and expenses arising out of, or connected with, or resulting directly or indirectly from the Lesee's use of the Leased Equipment, including without limitation the manufacture, selection, delivery, possession, use, operation, or return of the Leased Equipment.

18. Default: The following shall constitute an "event of default": (i) the failure of the Lessee to pay any installment of rent, (ii) the breach of any term or covenant contained in this agreement (iii) any assignment by the Lessee for the benefit of creditors, (iv) the inability of the Lessee to pay its debts generally as they become due, (v) the appointment of a receiver, trustee or similar official for the Lessee or for any of its property, (vi) the filing by or against the Lessee of a petition in bankruptcy or, if the Lessee is a corporation, a petition for the reorganization or liquidation of the Lessee under any federal or provincial laws, (vii) any other act of bankruptcy or other act or omission by the Lessee in furtherance of any of the aforesaid purposes; or (viii) if the Leased Equipment, in the reasonable opinion of the Lessor, is in danger of being confiscated or attached.

19. Termination on Default: Upon the occurrence of any event of default which is not remedied within 10 business days of notice thereof by the Lessor to the Lessee, the Lessor shall have the right to terminate this agreement, whereupon the Lessee shall be obligated to return the Leased Equipment to the Lessor and shall also be liable to the Lessor for the payment of a all rent payable therefor until the time of such termination accordance with the terms hereof. Notwithstanding the foregoing, the provisions of clause 20, 21, 23, 25, 26, and 27 shall survive the termination of this agreement.

20. Return of Equipment: Upon termination of this agreement by actions of the Lessor following any event of default, unless such event of default is waived by the Lessor, or for any other reason whatsoever (other than the exercise by the Lessee of its option to purchase the Leased Equipment in accordance with section 4 hereof or the deemed exercise of such option pursuant to section 5 hereof), the Lessee at the Lessor's expense will promptly return the Leased Equipment to the Lessor at the address of the Lessor set out above in as good condition as when received by the Lessee, reasonable wear and tear excepted; and if the Lessee fails to do so within ten days of such termination, the Lessor shall have the right without notice to enter upon the premises where the Leased Equipment may be and remove same.

21. Interest: Arrears of rent and all other sums that may be owed by the Lessee to the Lessor pursuant to this agreement shall bear simple interest until payment at the rate of 6% per annum.

22. Waiver: The Lessor may at its sole option from time to time by notice in writing waive any or all default by the Lessee hereunder but no such waiver or failure by the Lessor to insist upon strict compliance of this agreement in any particular by the Lessee shall alter or adversely affect the right of the Lessor thereafter to demand strict compliance of this agreement or with any provision hereof and the Lessor shall be entitled to invoke any available remedy notwithstanding any such waiver, failure, any forebearance or indulgence.

23. Assignment: This agreement shall enure to the benefit of and be binding upon the successors and permitted assigns of the respective parties hereto. The Lessee shall not assign its rights, benefits or obligations hereunder or sublet hereunder without prior written notice to the Lessor. The Lessor may, with prior written notice to the Lessee, assign, pledge, mortgage, transfer or otherwise dispose of its rights, benefits or obligations or any sum payable hereunder in whole or in part as it may determine.

24. Notice: Any notice to be given hereunder shall be in writing and delivered personally or mailed by prepaid registered letter and if delivered shall be deemed to have been given on the date of delivery or if mailed shall be deemed to have been given four days following the day of mailing. Such notice shall be addressed to the Lessor or the Lessee, as the case may be, at the applicable address set out above or such address as of which due notice shall from time to time be given in writing.

25. Headings: The headings in this agreement are for convenience of reference only and shall not affect the interpretation hereof.

26. Interpretation: Wherever the context of this agreement so requires, the singular number shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders.

27. Governing Law: This agreement shall be interpreted and enforced in accordance with the laws of the province of Ontario and the laws of Canada applicable therein in accordance with the terms hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ASTRIS ENERGI INC.

By:____________________________

Name: Anthony Durkacz
Title: Chief Financial Officer

ALTERNATE ENERGY CORP.

By:____________________________

Name: Blaine Froats
Title: Chairman, CEO

SCHEDULE "A"

TO THE EQUIPMENT LEASE AGREEMENT
DATED AS OF APRIL 1, 2006
BETWEEN ALTERNATE ENERGY CORP.
AND ASTRIS ENERGI INC.

1. Location of Leased Equipment:

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, Ontario
L5L 1X2

2. Description of Leased Equipment:

E8 Generator

SCHEDULE "B"

TO THE EQUIPMENT LEASE AGREEMENT DATED AS OF APRIL 1, 2006 BETWEEN ALTERNATE ENERGY CORP. AND ASTRIS ENERGI INC.

Month	Exercise Price for Option to Purchase Leased Property
2006	
April	$47,111.39
May	$46,218.40
June	$45,321.00
July	$44,419.16
August	$43,512.87
September	$42,602.10
October	$41,686.83
November	$40,767.06
December	$39,842.73
2007	
January	$38,913.83
February	$37,980.36
March	$37,042.26
April	$36,099.55
May	$35,152.17
June	$34,200.11
July	$33,243.35
August	$32,281.87
September	$31,315.64
October	$30,344.64
November	$29,368.84
December	$28,388.22
2008	
January	$27,402.76
February	$26,412.43
March	$25,417.21
April	$24,417.08
May	$23,412.01
June	$22,401.97
July	$21,386.94
August	$20,366.90
September	$19,341.82
October	$18,311.68

November	$17,276.45
December	$16,236.11
2009	
January	$15,190.63
February	$14,139.99
March	$13,084.16
April	$12,023.12
May	$10,956.84
June	$9,885.29
July	$8,808.45
August	$7,726.29
September	$6,638.79
October	$5,545.92
November	$4,447.64
December	$3,343.96
2010	
January	$2,234.81
February	$1,120.19
March	$0.06